SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                                        to

Commission file number 1-9912

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employee Savings and Profit Sharing Plan for
Canadian Employees of NOVA Chemicals Corporation

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOVA Chemicals Corporation

Post Office Box 2518, Station M

1000 Seventh Avenue SW

Calgary, Alberta  T2P 5C6

1.                                       The Audited Financial Statements, including the statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits, attached hereto as Exhibit “A”.

2.                                       The Consent of Independent Accountants which is attached hereto as Exhibit “B”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Employee Savings and Profit Sharing Plan for

Canadian Employees of NOVA Chemicals Corporation

	/s/ Bill Brengel	/s/ Larry A. MacDonald
	Signature	Signature

	BILL BRENGEL	LARRY A. MACDONALD
	(Print Name)	(Print Name)

Date:	June 30, 2004